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SEC 04016603 OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 1 2004 WASH. D.C. 186

SEC FILE NUMBER
8-45018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2003 (MM/DD/YY) AND ENDING 06/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARK FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 WEST COMSTOCK AVENUE, SUITE 200
(No. and Street)

WINTER PARK, FLORIDA 32789
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN R. BYRNE 407-672-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND, FLORIDA 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN R. BYRNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARK FINANCIAL GROUP, INC., as of AUGUST 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR VICE PRESIDENT

Title

Notary Public

Sheryl Kisling
My Commission DD045266
Expires August 06, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2004

PARK FINANCIAL GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2004

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Park Financial Group, Inc. (the "Company") as of June 30, 2004, and the related statements of operations, changes in accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Financial Group, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2004, is presented for purposes or additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, P.A.

August 16, 2004

PARK FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS:		
Cash and cash equivalents	$	127,588
Clearing deposits held by clearing brokers		136,896
Broker's receivables		48,221
Securities owned, at market value		6,442
Officer loan and employee advances		12,300
Computers and equipment, net		56,922
Deposits		19,000
	$	407,369
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Note payable	$	15,750
Accounts payable and accrued expenses		104,278
Commissions and brokers' payable		50,335
Securities sold, not yet purchased, at market value		5,225
Deferred tax liability, net		2,347
		177,935
Stockholders' equity:		
Common stock, $.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		404,795
Accumulated deficit		(176,361)
		229,434
	$	407,369

The accompanying notes are an integral part of these financial statements.

PARK FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Trading gains, net	$ 3,208,393
Commissions	268,021
Miscellaneous income	478
	3,476,892
Expenses:	
Commisssions and trading participation	1,542,204
Clearing fees	737,732
Other operating expenses	448,054
Payroll expenses	432,890
Professional fees	150,950
Rent	127,545
Telephone and communications	66,970
Licenses and registrations	25,710
	3,532,055
Net loss	$ (55,163)

The accompanying notes are an integral part of these financial statements.

PARK FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN ACCUMULATED DEFICIT
FOR THE YEAR ENDED JUNE 30, 2004

Balance, July 1, 2003	$	(121,198)
Net loss		(55,163)
Balance, June 30, 2004	$	(176,361)

The accompanying notes are an integral part of these financial statements.

PARK FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:	
Net loss	$ (55,163)
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	17,155
Changes in operating assets and liabilities:	
Decrease in clearing deposits held by clearing broker	243,124
Decrease in accounts receivable	(26,009)
Decrease in securities owned, trading	17,148
Increase in other current assets	(7,300)
Increase in deposits	(9,000)
Decrease in income tax receivable	3,250
Decrease in accounts payable and accrued expenses	(337,416)
Increase in commissions and brokers' payable	50,335
Increase in securities sold, not yet purchased	3,725
Decrease in income taxes payable	(6,593)
Cash used in operating activities	(106,744)
Cash flows from investing activities:	
Purchase of furniture and equipment	(46,484)
Net cash used in investing activities	(46,484)
Cash flows from financing activities:	
Proceeds from note payable	31,500
Payments on note payable	(15,750)
Repayment of money due stockholder	(30,000)
Net cash used in financing activities	(14,250)
Net decrease in cash and cash equivalents	(167,478)
Cash and cash equivalents, beginning of year	295,066
Cash and cash equivalents, end of year	$ 127,588

Supplemental disclosures of cash flow information:

During the year ended June 30, 2004, cash was paid as follows:

Interest	$ 919
Income taxes	$ 6,593

The accompanying notes are an integral part of these financial statements.

PARK FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2004

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – Park Financial Group, Inc. (the "Company") was incorporated as JDQ Financial Group, Inc. in 1992 under the laws of the State of Florida. The Company changed its name on March 28, 2000. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida as a broker-dealer.

The Company is an introducing broker-dealer and clears all of its securities transactions with and for customers on a fully disclosed basis through Computer Clearing Services, Inc. (the "Clearing Broker").

Revenue and expense recognition – The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions and corresponding expenses are recorded on a trade date basis.

Computation of customer reserve – The Company is exempt from customer reserve requirements and providing information relating to possession and control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Commission Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents – Cash and cash equivalents consist of amounts held in bank money market accounts, money market funds held by a brokerage firm and cash balances held by the Clearing Broker.

Securities owned and securities sold, not yet purchased – Securities owned are valued at market. The resulting difference between cost and market is included in the statement of operations. Securities sold, not yet purchased, commonly referred to as short sales, are valued at market. The resulting difference between sales price and market is included in the statement of operations.

Furniture and equipment – Furniture and equipment are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally between 3-5 years.

Advertising – Advertising is expensed as incurred. Advertising expense for the twelve months ended June 30, 2004 was $2,015.

Income taxes – The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The type of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liabilities subordinated to claims of general creditors – There were no borrowings under subordination agreements as of June 30, 2004.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) capital requirements for market makers, which requires a minimum of $100,000 as modified by certain requirements for the number of securities in which the Company makes a market in securities above and below $5 per security. This minimum net capital is applicable as long as the amount of 6 2/3% of its aggregate indebtedness does not represent a greater amount. As of June 30, 2004, the Company made a market in 104 securities with a market value of under $5, and it further made a market in 2 securities with a market value over $5. Therefore, the Company was required to maintain a minimum net capital of $109,000 at June 30, 2004. The Company's amount of required net capital was $14,993 based upon 6 2/3% of aggregate indebtedness, which did not apply.

At June 30, 2004, the Company had net capital of $138,932, and a net capital ratio of 1.23 to 1.

3. FURNITURE AND EQUIPMENT

Computers and equipment consisted of the following at June 30, 2004:

Computers and equipment	$	96,180
Less accumulated depreciation		(39,258)
	$	56,922

For the year ended June 30, 2004, the amount of depreciation expense recorded was $17,155. During the year ended June 30, 2004, the Company recorded a write-off of $16,743 to furniture and fixtures and accumulated depreciations as the furniture and fixtures were fully depreciated.

4. NOTE PAYABLE

During December 2003, the Company entered into an agreement to settle an arbitration matter with a customer for $60,000. The Company paid $30,000 to the customer in December 2003, and agreed to pay $2,625 per month over twelve months. The monthly payment includes interest at 5% per annum. At June 30, 2004, the Company had an outstanding balance on the note payable of $15,750, which was due within the next six months. The Company paid $750 in interest on the note during the year ended June 30, 2004.

5. INCOME TAXES

The Company has an income tax benefit of approximately $9,000 at June 30, 2004. However, due to the uncertainty of utilization in the future a full valuation has been applied against the income tax benefit.

The components of the net deferred tax liability recognized in the accompanying balance sheet at June 30, 2004 are as follows:

Deferred tax asset	$ 14,700
Valuation allowance	(14,700)
Deferred tax liability	(2,347)
	$ (2,347)

The valuation allowance for deferred tax assets increased by approximately $20,000 during the year ended June 30, 2004 in order to fully allow for the deferred tax asset as of June 30, 2004. The deferred tax asset is fully allowed for due to the Company's projection of net income in future years.

The Company has a net operating loss carryforward of approximately $227,000, which can be used against future income for state income tax purposes through 2024.

6. COMMITMENTS

The Company leases its office space under a five-year operating lease. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. Monthly rental payments are subject to increases based upon the Consumer Price Index, but any increases shall not be less than 3%, nor greater than 5% computed on a per annum basis.

Rent expense for the year ended June 30, 2004, was approximately $127,500. Future net minimum lease payments are as follows:

2005	$ 131,904
2006	101,138
	$ 233,042

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

Cash is maintained in established financial institutions. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Clearing Agent and other brokerage firms. Such amounts, totaling approximately $240,798, are not covered by federal depositor's insurance at June 30, 2004.

8. STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his or her stock to the Company and the other stockholders at a price determined in accordance with the agreement.

9. CONTINGENCIES

During the year ended June 30, 2003, a claimant filed an action against the Company and an employee seeking injunctive relief and damages regarding the Company's hiring of the employee, based upon a purported employment agreement which contains a restrictive covenant. It is management's intention to continue to vigorously defend the matter. However, at this time management is uncertain regarding the likely outcome and is unable to estimate its losses, if any.

The Company is a defendant in arbitration claims filed by customers in the normal course of business. The Company intends to defend the claims and management is unable to estimate the amount of loss, if any, that may arise from such claims.

PARK FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2004

Total stockholders' equity		$ 229,434
Adjustments:		
Deduct Nonallowable assets:		
Accounts receivable over 30 days due		(334)
Other noncurrent assets		(12,300)
Furniture and equipment, net		(56,922)
Deposits		(19,000)
Net capital before haircuts on securities positions		140,878
Haircuts on securities positions		
Inventory	$ 877	
Excess	564	
Undue concentration	506	
Haircuts on securities positions		(1,947)
Net capital		$ 138,931
Reconciliation with Company's calculation:		
Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report		$ 139,964
Audit adjustments:		
Record adjustments to receivables, depreciation and certain non-allowable assets		(1,032)
		$ 138,932

See Report of Independent Certified Public Accountant

PARK FINANCIAL GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2004

Note payable	15,750
Accounts payable and accrued expenses	104,874
Commissions and brokers' payables	50,335
Total aggregate indebtedness	$ 170,959
Ratio of aggregate indebtedness to net capital	1.23

See Report of Independent Certified Public Accountant

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements of Park Financial Group, Inc. (the "Company") for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at June 30 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 16, 2004